Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 7, 2024
Relating to Preliminary Prospectus Supplement dated February 7, 2024 and
Prospectus dated July 14, 2023
Registration No. 333-273253

Barings BDC, Inc.

$300,000,000 7.000% Notes due 2029
PRICING TERM SHEET

February 7, 2024

The following sets forth the final terms of the 7.000% Notes due 2029 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated February 7, 2024 together with the accompanying prospectus dated July 14, 2023, relating to these securities (the “Preliminary Prospectus”) related to the Notes, and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Barings BDC, Inc. (the “Company”)

Security Title:	7.000% Notes due 2029

Expected Ratings*:	Baa3 / BBB- (Moody’s / Fitch)

Aggregate Principal Amount Offered:	$300,000,000

Trade Date:	February 7, 2024

Settlement Date**:	February 12, 2024 (T+3)

Maturity Date:	February 15, 2029, unless earlier repurchased or redeemed

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2024

Price to Public (Issue Price):	The Notes will be issued at a price of 98.948% of their principal amount, plus accrued interest, if any, from February 12, 2024

Coupon (Interest Rate):	7.000%

Yield to Maturity:	7.254%

Spread to Benchmark Treasury:	T + 320 basis points

Benchmark Treasury:	4.000% due January 31, 2029

Benchmark Treasury Price and Yield:	99-24 ¼ / 4.054%

Optional Redemption:
Prior to January 15, 2029 (one month prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

	-	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, or

	-	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	06759L AD5 / US06759LAD55

Joint Book-Running Managers:
Wells Fargo Securities, LLC
SMBC Nikko Securities America, Inc.
BMO Capital Markets Corp.
Fifth Third Securities, Inc.
ING Financial Markets LLC
J.P. Morgan Securities LLC
BNP Paribas Securities Corp.
MUFG Securities Americas Inc.
Regions Securities LLC
SG Americas Securities, LLC

Co-Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. R. Seelaus & Co., LLC Roberts & Ryan, Inc.

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects that delivery of the Notes will be made to investors on or about February 12, 2024, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding two business days will be required by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the next succeeding two business days should consult their advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Barings BDC, Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”) contains this and other information about Barings BDC, Inc. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Barings BDC, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Barings BDC, Inc. has filed a registration statement including a prospectus and the prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Barings BDC, Inc. has filed with the SEC for more complete information about Barings BDC, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Barings BDC, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, if you request them by calling Wells Fargo Securities, LLC toll-free at +1 (800) 645-3751.

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